SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rohm and Haas Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

775371107

(CUSIP Number)

Paulson & Co. Inc.

1251 Avenue of the Americas

New York, New York 10020

(212) 956-2221

December 31, 2008

(Date of Event which Requires Filing of this Statement)

(Continued on the Following Pages)

CUSIP No. 775371107

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☐
(b)	☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

18,041,111 (see Note 1 to Item 4 below)

6.	SHARED VOTING POWER

None

7.	SOLE DISPOSITIVE POWER

18,041,111 (see Note 1 to Item 4 below)

8.	SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,041,111 (see Note 1 to Item 4 below)

10.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.24%

11.	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	Name of Issuer:

Rohm & Haas Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Independence Mall West

Philadelphia, PA 19106

Item 2(a).	Name of Persons Filing:

Paulson & Co. Inc.

Item 2(b).	Address of Principal Business Office:

1251 Avenue of the Americas, New York, New York 10020

Item 2(c).	Citizenship:

Delaware corporation

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number: 775371107
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.	Ownership.

Item 4(a) Amount beneficially owned 18,041,111 (see Note 1)

Item 4(b) Percent of class: 9.24%

Item 4(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote 18,041,111 (see Note 1)
(ii)	Shared power to vote or direct the vote: None
(iii)	Sole power to dispose or direct disposition of: 18,041,111 (see Note 1)
(iv)	Shared power to dispose or direct disposition of: None

Note 1: Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and to separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are held by the Funds.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this schedule are held by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	Wednesday, February 4, 2009

Signature:

/s/ Stuart L. Merzer

Stuart L. Merzer

General Counsel & Chief Compliance Officer, Paulson & Co. Inc.